EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

Name of Entity	State/Country of Organization
Sub-Q Solutions, Inc.	Delaware
Insulet MA Securities Corporation	Massachusetts
Insulet Singapore Private Limited	Singapore
Insulet Canada Corporation	Canada
Insulet Consulting (Shenzhen) Co., Ltd.	China